SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_____________________

COSAN LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

CLASS A COMMON SHARES, PAR VALUE U.S.$0.01 PER SHARE

(Title of Class of Securities)

G25343107

(CUSIP Number of Class of Securities)

MARCELO EDUARDO MARTINS

(55)(11) 3897-9797

RI@COSAN.COM.BR

AV. BRIGADEIRO FARIA LIMA, 4100 – 16TH FLOOR

SÃO PAULO, SP 04538-132, BRAZIL

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
MANUEL GARCIADIAZ, ESQ.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 450-4000

_____________________

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
U.S.$357,500,000	U.S.$43,329

(1)	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of Class A common shares for a maximum aggregate tender offer price of U.S.$357,500,000.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals U.S.$121.20 per million U.S. dollars of the value of the transaction.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

EX-99.(A)(1)(A)

EX-99.(A)(1)(B)

EX-99.(A)(1)(C)

EX-99.(A)(1)(D)

EX-99.(A)(1)(E)

EX-99.(A)(1)(F)

EX-99.(A)(1)(G)

i

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Cosan Limited (the “Company”), a limited liability exempted company incorporated under the laws of Bermuda, to purchase for cash up to an aggregate amount of U.S.$357,500,000 Class A Common Shares, par value U.S.$0.01 per share, at a purchase price not greater than U.S.$14.10 nor less than U.S.$12.00 per share, in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 2019 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)   The name of the Company is Cosan Limited, a limited liability exempted company incorporated under the laws of Bermuda. The address of the Company’s principal executive office is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04543-011, Brazil. The Company’s telephone number is +55 (11) 3897-9797.

(b)   This Schedule TO relates to the Class A Common Shares of Cosan Limited. As of August 28, 2019, there were 135,722,065 Class A Common Shares of the Company issued and outstanding (excluding 6,393,469 Class A Common Shares held in treasury). The information set forth under “Summary Term Sheet” and “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)   The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   The filing person to which this Schedule TO relates is the Company, the issuer of the Class A Common Shares. The Company is both the filing person and the subject company. The Company’s name, address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)   The information set forth in the sections of the Offer to Purchase entitled “Introduction” and “Summary Term Sheet,” and in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)   The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” and under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)   The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” and under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.

(b)   The information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) of the Offer to Purchase is incorporated herein by reference.

(c)   The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d). The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” Section 7 (“Conditions of the Tender Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b). The information set forth in the Offer to Purchase under Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b). Not applicable. The consideration offered consists solely of cash. The Offer is not subject to any financing condition and Cosan Limited is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”), Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)*	Offer to Purchase dated August 28, 2019.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Press Release dated August 28, 2019.

(a)(1)(G)*	Summary Advertisement.

(b)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2019

COSAN LIMITED

By:	/s/ Marcos Marinho Lutz
	Name:	Marcos Marinho Lutz
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated August 28, 2019.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Press Release dated August 28, 2019.

(a)(1)(G)*	Summary Advertisement.

(b)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

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